Colin Dean Legal Counsel — Investments

99 High Street Boston, MA 02110 +1 617 747 9579 colin.dean@mercer.com www.mercer.com
September 26, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date MGI Funds — File Nos. 333-123467 and 811-21732 Post-Effective Amendment No. 11 to Registration Statement on Form N-1A filed on September 16, 2011
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MGI Funds (the “Trust”), the registrant with respect to the above-referenced Post-Effective Amendment No. 11 under the Securities Act (the “Amendment”), and MGI Funds Distributors, Inc., the distributor of the Trust, hereby request acceleration of the effective date of the Amendment, which was filed on Friday, September 16, 2011 pursuant to Rule 485(a) under the Securities Act (Accession No. 0000950123-11-084933 ), and that it be declared effective at 9:00 a.m., Eastern Time, on Monday, November 14, 2011, or as soon as practicable thereafter.
     In connection with this request, we acknowledge the following:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff ( the “Staff”), acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;
     2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

CONSULTING. OUTSOURCING. INVESTMENTS.

September 26, 2011
     3. The Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MGI FUNDS
By:	/s/ Colin Dean
Colin Dean
Assistant Secretary

MGI FUNDS DISTRIBUTORS, INC.
By:	/s/ Bruno DiStefano
Bruno DiStefano
Vice President